MUNDOVAL FUND
GLOBAL VALUE INVESTING



# THE FUND : HOLDINGS

- PORTFOLIO INFORMATION
- PROXY VOTING
- HOLDINGS
- SECTORS
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Dell, Inc., 3.07%
3M Co., 4.18%
BASF Aktiengsellschaft, 4.18%
Sanofi Aventis ADR, 4.07%
AstraZeneca Plc, 4.06%
WellPoint Health Net, 4.01%
Pfizer, Inc., 3.94%
Microsoft Corp., 3.75%
Cisco Systems, Inc., 3.68%
Unilever Plc ADR, 3.55%
GlaxoSmithKline Plc, 3.48%
Illinois Tool Works, Inc. , 3.43%
Johnson & Johnson, 3.36%
Ingersoll Rand Co., LTD, 3.16%
Bank of America Corp., 3.12%

| Top 15 Holdings as of June 30, 2009 | |
|---|---|
| 3M Co. | 4.18% |
| BASF Aktiengsellschaft | 4.18% |
| Sanofi Aventis ADR | 4.07% |
| AstraZeneca Plc | 4.06% |
| WellPoint Health Net | 4.01% |
| Pfizer, Inc. | 3.94% |
| Microsoft Corp. | 3.75% |
| Cisco Systems, Inc. | 3.68% |
| Unilever Plc ADR | 3.55% |
| GlaxoSmithKline Plc | 3.48% |
| Illinois Tool Works, Inc. | 3.43% |
| Johnson & Johnson | 3.36% |
| Ingersoll Rand Co., LTD | 3.16% |
| Bank of America Corp. | 3.12% |
| Dell, Inc. | 3.07% |

*Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : SECTORS


Materials
5.77%
Energy
0.00%
Net Cash
2.96%
Telecommunications
6.94%
Health Care
25.33%
Consumer
Discretionary
8.45%
Consumer Staples
9.63%
Industrials
16.03%
Financials
11.02%
Information
Technology
13.87%

| Fund Sectors as of June 30, 2009 | |
|---|---|
| Health Care | 25.33% |
| Industrials | 16.03% |
| Information Technology | 13.87% |
| Financials | 11.02% |
| Consumer Staples | 9.63% |
| Consumer Discretionary | 8.45% |
| Telecommunications | 6.94% |
| Materials | 5.77% |
| Energy | 0.00% |
| Net Cash | 2.96% |

*Net Cash represents cash equivalents less liabilities in excess of other assets.

*Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.*